UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

SUPERVALU INC.

(Name of Subject Company)

SUPERVALU INC.

(Names of Persons Filing Statement)

Common stock, $0.01 par value

(Title of Class of Securities)

868536103

(CUSIP Number of Class of Securities)

Todd N. Sheldon

Senior Vice President & General Counsel

SUPERVALU INC.

7075 Flying Cloud Drive
Eden Prairie, MN  55344

(952) 828-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Gary L. Tygesson	David M. Silk, Esq.
Jonathan A. Van Horn	Igor Kirman, Esq.
Dorsey & Whitney LLP	Wachtell, Lipton, Rosen & Katz
50 S. Sixth Street, Suite 1500	51 West 52nd Street
Minneapolis, MN 55402	New York, New York 10019
(612) 340-2600	(212) 403-1000

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On January 10, 2013, SUPERVALU INC. issued the following press release:

SUPERVALU ANNOUNCES DEFINITIVE AGREEMENT FOR SALE OF FIVE RETAIL GROCERY BANNERS TO CERBERUS-LED INVESTOR GROUP

TENDER OFFER TO BE CONDUCTED FOR UP TO 30 PERCENT OF SUPERVALU SHARES AT $4.00 PER SHARE

GROCERY RETAIL VETERAN SAM DUNCAN TO BE NAMED SUPERVALU PRESIDENT AND CEO; BOB MILLER TO BE APPOINTED NON-EXECUTIVE CHAIRMAN OF THE BOARD

MINNEAPOLIS, MN — January 10, 2013 — SUPERVALU Inc. (NYSE: SVU) announced today a definitive agreement under which it will sell its Albertsons, Acme, Jewel-Osco, Shaw’s and Star Market stores and related Osco and Sav-on in-store pharmacies (collectively, the “Banners”) to AB Acquisition LLC (“AB Acquisition”), an affiliate of a Cerberus Capital Management L.P. (“Cerberus”)-led investor consortium which also includes Kimco Realty Corporation (NYSE: KIM), Klaff Realty LP, Lubert-Adler Partners and Schottenstein Real Estate Group, in a transaction valued at $3.3 billion.

The sale will consist of the acquisition by AB Acquisition of the stock of New Albertsons, Inc. (“NAI”), a wholly-owned subsidiary of SUPERVALU, which owns the Banners, for $100 million in cash (the “Sale”).  NAI will be sold to AB Acquisition subject to approximately $3.2 billion in debt, which will be retained by NAI.  As part of the transaction, which includes 877 stores across the Banners, AB Acquisition-owned Albertson’s LLC will reunite its Albertson’s stores with the acquired NAI Albertsons stores.

In addition to the Sale, within ten business days of today, a newly-formed acquisition entity owned by a Cerberus-led investor consortium (“Symphony Investors”) will conduct a tender offer for up to 30 percent of SUPERVALU’s outstanding common stock at a purchase price of $4.00 per share in cash (the “Tender Offer”).  The Tender Offer represents a 50 percent premium to SUPERVALU’s thirty-day average closing share price as of January 9, 2013, and provides SUPERVALU’s shareholders with the opportunity to maintain an equity stake in SUPERVALU moving forward.

In the event that Symphony Investors does not obtain at least 19.9 percent of the outstanding shares of SUPERVALU common stock pursuant to the Tender Offer, SUPERVALU will be obligated to issue new shares of common stock to Symphony Investors (the “Issuance”) at the Tender Offer price such that after giving effect to the Tender Offer and the Issuance, Symphony Investors would own a number of shares representing at least 19.9 percent of SUPERVALU’s outstanding common stock prior to the Issuance.  SUPERVALU also will have the option to issue to Symphony Investors additional new shares of SUPERVALU common stock at the Tender Offer price (the “Optional Issuance”), subject to (i) an overall cap of $250 million on Symphony Investors purchase of common stock pursuant to the Tender Offer, the Issuance and the Optional Issuance (collectively, the “Tender Offer Process”) and (ii) a total issuance of primary common shares of not more than 19.9 percent.

The transactions described above are subject to customary closing conditions, including the fully underwritten refinancing of certain SUPERVALU debt as described below.  The closing of the Sale is also conditioned on among other things, the satisfaction of the conditions to the Tender Offer Process, and the closing of Symphony Investors acquisition of SUPERVALU common stock pursuant to the Tender Offer Process is conditioned on, among other things, closing of the Sale.  Closing of the Sale and the Tender Offer Process (together the “Transactions”) is expected to occur in the first calendar quarter of 2013.  The Transactions are not subject to shareholder approval.

Management and Governance

Following the closing of the Transactions, SUPERVALU will be headed by grocery retail veteran Sam Duncan, as President and Chief Executive Officer, replacing current President, Chief Executive Officer and Chairman, Wayne Sales.  In addition, effective upon the closing of the transactions, five current SUPERVALU directors will resign.  Immediately following the closing of the transactions, the size of the Board will be reduced to seven members from the current ten members.  This seven member Board will consist of five current SUPERVALU directors and two Board members designated by Symphony Investors, one of whom is Robert Miller, current President and CEO of Albertson’s LLC, who will serve as non-executive Chairman of the Board.  Following the completion of a search process, the Board will be increased to a size of eleven directors, with the four new directors to consist of (i) Sam Duncan, (ii) an additional director appointed by Symphony Investors, and (iii) two additional independent Board members to be selected by the initial seven directors.

The New SUPERVALU

Following the Sale, SUPERVALU will consist of the Independent Business, a leading food wholesaler which serves 1,950 stores across the country; Save-A-Lot, the largest hard discount grocery chain in the United States, with approximately 1,300 stores; and SUPERVALU’s leading regional retail food banners Cub, Farm Fresh, Shoppers, Shop ‘n Save and Hornbacher’s.  As such, SUPERVALU is expected to generate annual revenues in excess of $17 billion.  Key elements of SUPERVALU’s go-forward business plan include continued focus on right-sizing operations and maximizing efficiencies across the Company.

SUPERVALU and AB Acquisition also will enter into a Transition Services Agreement pursuant to which the parties will provide each other with various services.

Financing

In connection with the Transactions, SUPERVALU has negotiated a new and fully underwritten $900 million asset based revolving credit facility led by Wells Fargo and a $1.5 billion term loan secured by a portion of the Company’s real estate and an equity pledge of Moran Foods, LLC (the parent entity of the Save-A-Lot business) led by Goldman Sachs Bank USA, Credit Suisse, Morgan Stanley, Bank of America Merrill Lynch and Barclays.  The proceeds of these financings will be used to replace the existing $1.65 billion asset-based revolving credit facility, the existing $846 million term loan, and to call and refinance $490 million of 7.5 percent bonds scheduled to mature in November 2014.

Successful Culmination of Strategic Review Process; Ongoing SUPERVALU Operations Better Positioned for Future

In commenting on the definitive agreement, Mr. Sales said: “The transactions announced today represent the successful culmination of the in-depth strategic review process we commenced this past summer.  Following the Sale, SUPERVALU will have three strong, market-leading business units with more consistent cash flows and improved EBITDA growth potential.  Symphony Investors’ tender offer provides our shareholders with an attractive premium to recent trading values of our shares and they will acquire an equity stake in a newly refocused SUPERVALU with solid long-term prospects.  At the same time, the stores being sold to AB Acquisition are complementary to Albertson’s LLC’s current operations, which are focused primarily on traditional retail grocery.”

Mr. Duncan said: “I am excited by the opportunity to lead SUPERVALU.  The Company has very solid market positions and I see great potential in our ability to successfully build on each of these three core businesses.” Duncan continued, “The Independent Business is one of the largest food wholesalers in the United States, serving many of the country’s most successful independent operators.  Save-A-Lot is the nation’s largest hard discount grocer, providing the Company an important presence in this fast growing segment of food retail.  Additionally, the Company’s streamlined retail operation consists of five strong regional banners.  I’m looking forward to working with SUPERVALU’s team members to quickly and effectively improve the Company’s business.”

Mr. Miller said: “As Chairman of SUPERVALU’s reconstituted Board, working closely with Sam Duncan and the SUPERVALU management team, we will focus on strengthening the Company’s market leading positions and delivering compelling value to our shareholders. Sam, whom I had the pleasure of working with at Fred Meyer, is an extremely talented retail executive, with more than 40 years of experience in retail, including turnarounds.  He is well positioned to build upon the foundation Wayne Sales laid for improved performance.  In addition, the acquisition by Symphony Investors of up to 30 percent of the Company is a strong vote of confidence in the future of SUPERVALU.  I share their strong belief in the Company’s future potential.”

“We are pleased to be making this investment and look forward to helping build long-term value for all stakeholders,” said Lenard Tessler, Co-Head of Global Private Equity and Senior Managing Director at Cerberus. “We believe these transactions will create stronger, more competitive businesses.”

Bios

Bios of Sam Duncan and Robert Miller are attached to this press release.

Advisors

Goldman Sachs & Co. and Greenhill & Co., LLC served as financial advisors to SUPERVALU in connection with the Company’s strategic review and the Transactions.  Wachtell, Lipton, Rosen & Katz served as SUPERVALU’s legal counsel.  Cerberus was advised by Lazard along with Barclays.  Barclays will also serve as dealer manager for the Tender Offer.  Schulte Roth & Zabel LLP served as Cerberus’s legal counsel.

Conference Call

The Transactions will be discussed on the conference call to review SUPERVALU’s third quarter, which is scheduled for 9:00 a.m. central time today.  The call will be webcast live at www.supervaluinvestors.com (click on microphone icon).  A replay of the call will be archived at www.supervaluinvestors.com.  To access the website replay go to the “Investors” link and click on “Presentations and Webcasts.”

About SUPERVALU Inc.

SUPERVALU Inc. is one of the largest companies in the U.S. grocery channel with annual sales of approximately $35 billion. SUPERVALU serves customers across the United States through a network of approximately 4,350 stores composed of 1,068 traditional retail stores, including 778 in-store pharmacies; 1,329 Save-A-Lot stores, of which 946 are operated by licensee owners; and 1,950 independent stores serviced primarily by the Company’s food distribution business. SUPERVALU has approximately 125,000 employees.  For more information about SUPERVALU visit www.supervalu.com.

About Cerberus Capital Management, L.P.

Established in 1992, Cerberus Capital Management, L.P. is one of the world’s leading private investment firms.  Cerberus has more than US $20 billion under management invested in four primary strategies: distressed securities & assets; control and non-control private equity; commercial mid-market lending and real estate-related investments.  From its headquarters in New York City and large network of affiliate and advisory offices in the US, Europe and Asia, Cerberus has the on-the-ground presence to invest in multiple sectors, through multiple investment strategies in countries around the world.

Tender Offer Statement

The tender offer described in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of the Company.  This release is for informational purposes only.  On the commencement date of the tender offer, Symphony Investors LLC will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the Securities and Exchange Commission (SEC).  At or around the same time, the Company will file a statement on Schedule 14D-9 with respect to the tender offer.  Shareholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer.  Shareholders will be able to obtain a free copy of these documents (when they become available) and other documents filed by the Company with the SEC at the website maintained by the SEC at www.sec.gov.  In addition, shareholders will be able to obtain a free copy of these documents (when they become available) by contacting the Company’s Investor Relations department at 7075 Flying Cloud Drive, Eden Prairie, Minnesota 55344, (952) 828-4000.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Except for the historical and factual information contained herein, the matters set forth in this news release, particularly those pertaining to SUPERVALU’s expectations, guidance, or future operating results, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including competition, ability to execute initiatives, substantial indebtedness, impact of economic conditions, labor relations issues, escalating costs of providing employee benefits, regulatory matters, food and drug safety issues, self-insurance, legal and administrative proceedings, information technology, severe weather, natural disasters and adverse climate changes, the continuing review of goodwill and other intangible assets, accounting matters and other risk factors relating to our business or industry as detailed from time to time in SUPERVALU’s reports filed with the SEC.  You should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release.  Unless legally required, SUPERVALU undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Sam K. Duncan
Incoming CEO & President

Sam Duncan, 61, a highly-successful executive with more than 40 years of retail experience, has been named incoming Chief Executive Officer and President of SUPERVALU INC., a position he is expected to assume in late February.

Duncan most recently served from 2005-2011 as Chairman, CEO & President of OfficeMax, the third-largest office supplies retailer in North America with over $7 billion in revenues and more than 1,000 stores in the United States, Mexico, Puerto Rico & the US Virgin Islands. In addition to retail, Duncan also oversaw the Company’s business-to-business sales and service divisions in Canada, Australia and New Zealand.

Prior to joining OfficeMax, Duncan served from 2002-2005 as President and CEO of ShopKo Stores, a $3 billion Midwest retailer. In both these leadership roles, Duncan successfully led publicly-traded companies through growth and financial improvement efforts, resulting in stronger organizations and improved shareholder value.

Duncan has an extensive background in the grocery industry. He began his career at Albertsons as a courtesy clerk at the age of 15. During the next 19 years, he held various positions of increasing responsibility with Albertsons before moving to Fred Meyer, a division of Kroger, in 1992 as Vice President of Grocery. He was eventually appointed President of the Fred Meyer division. Duncan also served from 1998-2001 as President of Ralph’s Supermarket, one of the largest food retailers in Southern California.

Duncan and his wife of 42 years, Sylvia, reside in Portland, OR. They have three daughters and five grandchildren.

Robert G. Miller
Incoming Chairman of the Board

Bob Miller has spent more than 50 years in retailing with an impressive track record of improving the financial and operating performance of both public and private corporations, as well as leading troubled companies back to health.

He currently serves as the CEO of Albertson’s LLC, a North American grocery company with approximately 192 retail grocery and drug stores in eight states. Retail operations are supported by two major Company distribution operations. Albertson’s LLC is majority-owned by Cerberus Capital Management, one of the world’s leading private investment firms specializing in turning underperforming companies into industry leaders.

Prior to joining Albertson’s in 2006, Miller was Chairman of the Board of Wild Oats Markets based in Boulder, Colorado from December 2004 through 2006.

In December of 1999, Miller was hired as Chairman and CEO of Rite Aid Corporation, the country’s third largest drugstore chain, where from December 1999 to June 2003 he led a successful turnaround of the nearly-bankrupt company. He continued to serve as Chairman of Rite Aid until June 2007 and a Director until 2011.

Before joining Rite Aid, Miller was Vice Chairman and Chief Operating Officer at the Kroger Company, which he joined in May 1999 when the company acquired the food and drug retailer Fred Meyer, Inc. Mr. Miller served as Fred Meyer, Inc. Chairman and CEO from 1991 to 1999.

Starting his career at Albertson’s Inc., a retail food and drug chain, Miller spent 30 years working his way up the ranks from Store Manager to Executive Vice President of Retail Operations.

He currently also serves on the Board of Directors of Albertson’s LLC, Nordstrom, Inc, Jim Pattison Group, U.S. Bakery, and Jo-Ann Fabrics and Crafts. A native of Louisville, Mississippi, he attended Orange Coast College in Costa Mesa, California and the Executive Management Program at Stanford University’s Graduate School of Business. He is married with three sons.

# # # #

INVESTOR CONTACT:

Steve Bloomquist, 952-828-4144

steve.j.bloomquist@SUPERVALU.com

MEDIA CONTACT:

Mike Siemienas, 952-828-4245

mike.siemienas@SUPERVALU.com

-or-

Jeff Swanson, 952-903-1635

jeffrey.swanson@SUPERVALU.com

For Cerberus Capital Management:

Cerberus Media Line, 212 891-1558

Peter Duda, 212 445 8213

pduda@webershandwick.com

John Dillard, 212 445 8052

jdillard@webershandwick.com